Endeavour
SILVER

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(unaudited - prepared by management)

(expressed in thousands of US dollars)

		June 30,	December 31,
	Notes	2020	2019

ASSETS

Current assets
Cash and cash equivalents		$30,498	$23,368
Other investments		183	69
Account and other receivables	4,6	15,774	18,572
Income tax receivable		3,440	4,378
Inventories	5	13,823	13,589
Prepaid expenses		1,984	3,302
Total current assets		65,702	63,278

Non-current deposits		591	606
Non-current IVA receivable		2,812	2,048
Deferred income tax asset		5,899	7,136
Intangible assets		731	975
Right-of-use leased assets		1,152	1,337
Mineral properties, plant and equipment	7	90,273	88,333
Total assets		$167,160	$163,713

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$16,649	$19,775
Income taxes payable		695	1,947
Loans payable	8	3,621	2,958
Lease liabilities	9	158	164
Total current liabilities		21,123	24,844

Loans payable	8	7,397	5,917
Lease liabilities	9	936	1,074
Provision for reclamation and rehabilitation		8,590	8,403
Deferred income tax liability		788	682
Total liabilities		38,834	40,920

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 154,926,622 shares (Dec 31, 2019 - 141,668,178 shares)	Page 4	505,334	482,170
Contributed surplus	Page 4	11,668	11,482
Retained earnings (deficit)		(388,676)	(370,859)
Total shareholders' equity		128,326	122,793
Total liabilities and shareholders' equity		$167,160	$163,713

Commitments and contingencies (Notes 2, 7, 8, 9, and 16)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

/s/ Rex McLennan	/s/ Bradford Cooke

Director	Director

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 2

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(unaudited - prepared by management)

(expressed in thousands of US dollars, except for shares and per share amounts)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2020	2019	2020	2019

Revenue	11	$20,201	$28,294	$42,128	$56,314

Cost of sales:
Direct costs		11,722	25,354	28,522	48,425
Royalties		834	336	1,691	653
Share-based payments	10 (b)(c)	92	53	183	108
Depreciation, depletion and amortization		3,951	7,149	9,974	14,265
Write down of inventory to net realizable value	5	486	1,507	1,528	4,719
		17,085	34,399	41,898	68,170

Mine operating earnings (loss)		3,116	(6,105)	230	(11,856)

Expenses:
Exploration	12	1,665	3,207	4,047	5,540
General and administrative	13	3,137	2,009	5,142	5,051
Severance costs		-	-	-	1,100
Care and maintenance costs		2,911	-	4,256	-
		7,713	5,216	13,445	11,691

Operating earnings (loss)		(4,597)	(11,321)	(13,215)	(23,547)

Finance costs		356	103	666	195

Other income (expense):
Foreign exchange		740	646	(4,177)	243
Investment and other		605	16	654	(193)
		1,345	662	(3,523)	50

Earnings (loss) before income taxes		(3,608)	(10,762)	(17,404)	(23,692)

Income tax expense (recovery):
Current income tax expense		195	184	461	882
Deferred income tax expense (recovery)		(514)	(823)	1,350	(1,173)
		(319)	(639)	1,811	(291)

Net loss and comprehensive loss for the period		(3,289)	(10,123)	(19,215)	(23,401)

Basic and diluted earnings (loss) per share based on net earnings		$(0.02)	$(0.08)	$(0.13)	$(0.18)

Basic and diluted weighted average number of shares outstanding		147,862,393	132,158,891	144,836,300	131,779,448

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 3

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(unaudited - prepared by management)
(expressed in thousands of US dollars, except share amounts)

	Note	Number of shares	Share Capital	Contributed Surplus	Retained Earnings (Deficit)	Total Shareholders' Equity

Balance at December 31, 2018		130,781,052	459,109	9,676	(324,005)	144,780

Public equity offerings, net of issuance costs	10 (a)	4,614,705	8,786	-	-	8,786
Share based compensation	10 (b)(c)	-	-	1,850	-	1,850
Expiry and forfeiture of options	10 (b)	-	-	(1,168)	1,168	-
Earnings (loss) for the period		-	-	-	(23,401)	(23,401)
Balance at June 30, 2019		135,395,757	$467,895	$10,358	$(346,238)	$132,015

Public equity offerings, net of issuance costs	10 (a)	6,102,421	13,755	-	-	13,755
Exercise of options	10 (b)	170,000	520	(177)	-	343
Share based compensation	10 (b)(c)	-	-	1,345	-	1,345
Expiry and forfeiture of options	10 (b)	-	-	(44)	44	-
Earnings (loss) for the period		-	-	-	(24,665)	(24,665)
Balance at December 31, 2019		141,668,178	$482,170	$11,482	$(370,859)	$122,793

Public equity offerings, net of issuance costs	10 (a)	13,247,444	23,135	-	-	23,135
Exercise of options	10 (b)	11,000	29	(9)	-	20
Share based compensation	10 (b)(c)	-	-	1,593	-	1,593
Expiry and forfeiture of options	10 (b)	-	-	(875)	875	-
Expiry and forfeiture of performance share units	10 (c)			(523)	523	-
Earnings (loss) for the period		-	-	-	(19,215)	(19,215)
Balance at June 30, 2020		154,926,622	$505,334	$11,668	$(388,676)	$128,326

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 4

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited - prepared by management)
(expressed in thousands of US dollars)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2020	2019	2020	2019

Operating activities
Net earnings (loss) for the period		$(3,289)	$(10,123)	$(19,215)	$(23,401)

Items not affecting cash:
Share-based compensation	10 (b)(c)	848	851	1,593	1,850
Depreciation, depletion and amortization		4,213	7,314	10,481	14,541
Deferred income tax expense (recovery)		(514)	(823)	1,350	(1,173)
Unrealized foreign exchange loss (gain)		(140)	111	514	107
Finance costs		337	103	648	195
Write off of mineral properties		-	45	-	45
Write down of inventory to net realizable value	5	486	1,507	1,528	4,719
Loss on asset disposal		57	-	135	-
Unrealized loss (gain) on other investments		(107)	55	(114)	27
Net changes in non-cash working capital	14	(2,800)	824	(178)	(5,880)
Cash from (used in) operating activities		(909)	(136)	(3,258)	(8,970)

Investing activities
Proceeds on disposal of property, plant and equipment		73	-	100	-
Mineral property, plant and equipment expenditures	7	(4,872)	(5,740)	(10,384)	(9,663)
Intangible asset expenditures		-	(1)	-	(204)
Cash used in investing activities		(4,799)	(5,741)	(10,284)	(9,867)

Financing activities
Repayment of loans payable	8	(554)	(152)	(1,326)	(252)
Repayment of lease liabilities	9	(49)	(32)	(92)	(103)
Interest paid	8,9	(243)	(70)	(461)	(91)
Public equity offerings	10(a)	22,703	7,619	24,188	9,191
Exercise of options	10(b)	8	-	20	-
Share issuance costs	10(a)	(963)	(223)	(1,037)	(288)
Cash from financing activities		20,902	7,142	21,292	8,457

Effect of exchange rate change on cash and cash equivalents		314	65	(620)	110

Increase (decrease) in cash and cash equivalents		15,194	1,265	7,750	(10,380)
Cash and cash equivalents, beginning of the year		14,990	21,776	23,368	33,376
Cash and cash equivalents, end of the period		$30,498	$23,106	$30,498	$23,106

Supplemental cash flow information (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 5

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars, unless otherwise stated)

1. CORPORATE INFORMATION

Endeavour Silver Corp. (the "Company" or "Endeavour Silver") is a corporation governed by the Business Corporations Act (British Columbia).  The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation.  The Company is also engaged in exploration activities in Chile.  The address of the registered office is #1130 - 609 Granville Street, Vancouver, B.C., V7Y 1G5.

2. BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements.

The Board of Directors approved the consolidated financial statements for issue on July 30, 2020.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

On March 31, 2020, the Mexican government declared a national health emergency with extraordinary measures due to the COVID-19 pandemic. Numerous health precautions were decreed, including the suspension of non-essential businesses, with only essential services to remain open. As at March 31, 2020 mining did not qualify as an essential service so for the protection of the Company's staff, employees, contractors and communities, the Company suspended its three mining operations in Mexico as of April 1, 2020 as mandated by the Mexican government. The Company retained essential personnel at each mine site during the suspension period to maintain safety protocols, environmental monitoring, security measures and equipment maintenance. Non-essential employees were sent home to self-isolate and stay healthy, while continuing to receive their base pay. The suspension of activities ceased in May 2020, when mining was declared an essential business.

The Company implemented plans to minimize the risks of the COVID-19 virus, both to employees and to the business.  At each site, Endeavour is following government health protocols and is closely monitoring the pandemic with local health authorities.  The Company has posted health advisories to educate employees about the COVID-19 symptoms, best practices to avoid contracting and spreading the virus, and procedures to follow if symptoms are experienced.

The Company's long term business could be significantly adversely affected by the effects of the COVID-19 pandemic. The Company cannot accurately predict the impact COVID-19 will have on third parties' ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, on-going restrictions to mining and processing operations and drill programs, and other factors that will depend on future developments beyond the Company's control. In addition, the COVID-19 pandemic could adversely affect the economies and financial markets of many countries (including those in which the Company operates), resulting in an economic downturn that could negatively impact the Company's operating results and ability to raise capital. As of June 30, 2020, the Company held $30.5 million in cash and $44.6 million in working capital, the COVID-19 global pandemic is dynamic and given COVID-19 virus cases continue to rise at a significant rate across Mexico and globally, any future restrictions could have a material effect on the Company's financial position. Management believes there is sufficient working capital to meets the Company's current obligations, however the ultimate duration and severity of the COVID-19 pandemic is uncertain and could impact the financial liquidity of the Company.  The Company may be required to raise additional funds through future debt or equity financings in order to carry out its business plans.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 6

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars, unless otherwise stated)

These consolidated financial statements are presented in the Company's functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Gold Corporation S.A. de C.V., EDR Silver de Mexico S.A. de C.V. SOFOM , Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanaceví S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanaceví S.A. de C. V., Minas Bolañitos S. A. de C.V., Guanaceví Mining Services S.A. de C.V., Recursos Humanos Guanaceví S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina SPA, MXRT Holding Ltd., Compania Minera del Cubo S.A. de C.V., Minas Lupycal S.A. de C.V., Metales Interamericanos S.A. de C.V., Oro Silver Resources Ltd., Minera Oro Silver de Mexico S.A. de C.V. and Terronera Precious Metals S.A. de C.V. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2019 except that the Company has changed its presentation of concentrate treatment and refining costs of sales to presenting as a reduction in revenue.  The prior period amounts have also been reclassified.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual audited consolidated financial statements as at and for the year ended December 31, 2019 and accordingly should be read in conjunction with the Company's annual audited financial statements for the year ended December 31, 2019.  The Company considered the effects of the COVID-19 pandemic, including its assumptions on liquidity (see Note 2) and long-lived asset impairment indicators.  Management concluded the suspension of mining operations was temporary, therefore not an indicator of impairment for any of its mine CGUs.

4. ACCOUNTS AND OTHER RECEIVABLES

		June 30	December 31
	Note	2020	2019

Trade receivables (1)		$6,144	$6,722
IVA receivables		9,309	10,572
Due from related parties	6	1	1
Other receivables		320	1,277
		$15,774	$18,572

(1) The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Compas mines.  The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price on the measurement date from the exchange that is the principal active market for the particular metal.  As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (Note 17).

5. INVENTORIES

	June 30	December 31
	2020	2019

Warehouse inventory	$7,247	$8,342
Finished goods inventory	3,971	2,313
Work in process inventory	237	457
Stockpile inventory(1)	2,368	2,477
	$13,823	$13,589

(1) The stockpile inventory balance at June 30, 2020 is net of a write down to net realizable value of $486 (December 31, 2019 - $576) for stockpile inventory held at the El Compas mine.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 7

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars, unless otherwise stated)

6. RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with a company related by virtue of a common director and from time to time will incur third party costs on behalf of related parties on a full cost recovery basis.  The charges for these costs totaled $1 and $2 for the three and the six months ended June 30, 2020 (June 30, 2019 - $2 and $4 respectively). The Company has a $1 net receivable related to these costs as of June 30, 2020 (December 31, 2019 - $1).

The Company was charged $104 and $142 for legal services for the three and the six months ended June 30, 2020 respectively by a legal firm in which the Company's corporate secretary is a partner (June 30, 2019 - $95 and $114 respectively). The Company has $4 payable to the legal firm as at June 30, 2020 (December 31, 2019 - $33).

7. MINERAL PROPERTIES, PLANT AND EQUIPMENT

(a) Mineral properties, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	properties	Plant	equipment	Building	office equipment	Total
Cost

Balance at December 31, 2018	$516,227	$102,501	$66,255	$12,344	$12,234	$709,561
Additions	18,040	1,509	10,292	612	1,101	31,554
Disposals	(45)		(71)			(116)

Balance at December 31, 2019	$534,222	$104,010	$76,476	$12,956	$13,335	$740,999
Additions	7,629	2,093	4,265		71	14,058
Disposals			(1,989)		(429)	(2,418)

Balance at June 30, 2020	$541,851	$106,103	$78,752	$12,956	$12,977	$752,639

Accumulated amortization and impairment

Balance at December 31, 2018	465,901	88,498	47,813	9,674	8,898	620,784
Amortization	23,862	3,698	2,970	186	1,184	31,900
Disposals			(18)			(18)

Balance at December 31, 2019	$489,763	$92,196	$50,765	$9,860	$10,082	$652,666
Amortization	7,785	1,720	1,529	172	697	11,903
Disposals			(1,760)		(443)	(2,203)

Balance at June 30, 2020	$497,548	$93,916	$50,534	$10,032	$10,336	$662,366

Net book value
At December 31, 2019	$44,459	$11,814	$25,711	$3,096	$3,253	$88,333
At June 30, 2020	$44,303	$12,187	$28,218	$2,924	$2,641	$90,273

Included in Mineral properties is $12,856 in acquisition costs for exploration and evaluation properties (December 31, 2019 - $12,619).

As of June 30, 2020, the Company has $123 committed to capital equipment purchases.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 8

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2020 and 2019
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

8. LOANS PAYABLE

	June 30,	December 31,
	2020	2019

Balance at the beginning of the period	$8,875	$-
Increase in software and equipment financing	3,487	10,218
Finance cost	417	301
Repayments of principal	(1,326)	(1,343)
Repayments of finance costs	(417)	(301)
Effects of movements in exchange rates	(18)
Balance at the end of the period	$11,018	$8,875

Statements of Financial Position Presentation
Current loans payable	$3,621	$2,958
Non-Current loans payable	7,397	5,917
Total	$11,018	$8,875

The Company has entered into financing arrangements for software licenses totaling $1,086 and equipment totaling $12,620, with terms ranging from 1 year to 4 years.  The agreements require either monthly or quarterly payments of principal and interest with a weighted-average interest rate of 8%.

The equipment financing is secured by the underlying equipment purchased and is subject to various covenants and as at June 30, 2020 the Company was in compliance with these covenants.  As at June 30, 2020, the net book value of equipment includes $12.5 million of equipment pledged as security for the equipment financing.

In April 2020, the Company entered into an agreement to defer principal repayments for a 3-month period on $8.5 million of the equipment loans.

9. LEASE LIABILITIES

The Company leases office space, warehouse space and the El Compas plant. These leases are for periods of one to ten years. Certain leases include an option to renew the lease after the end of the contract term and/ or provide for payments that are indexed to local inflation rates.

The following table presents the lease obligations of the Company:

	For the six months ended	For the year ended
	June 30,	December 31,
	2020	2019

Lease liabilities at the beginning of the period	$1,238	$1,422
Additions	29	8
Interest	44	93
Payments	(136)	(339)
Effects of movement in exchange rates	(81)	54
Balance at the end of the period	1,094	1,238

Less: Current portion	(158)	(164)
Non-Current Lease Liabilities	$936	$1,074

The following table presents lease liability maturity - contractual undiscounted cash flows for the Company:

	June 30,	December 31,
	2020	2019

Less than one year	$249	$240
One to five years	690	724
More than five years	505	586
Total	$1,444	$1,550

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 9

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars, unless otherwise stated)

The following amounts have been recognized in Profit or Loss:

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Interest on lease liabilities	$22	$26	$44	$44
Foreign exchange	(45)	(26)	81	-
Expenses related to short-term leases	51	70	267	115

As at June 30, 2020, the lease liabilities have a weighted-average interest rate of 7.4%.  For the three and six months ended June 30, 2020, the Company recognized $22 and $44 respectively, in interest expense on the lease liabilities (June 30, 2019 - $26 and $44 respectively) and $51 and $267 respectively related to short term rental (June 30, 2019 - $70 and $115 respectively), primarily for rented mining equipment and employee housing.

10. SHARE CAPITAL

(a) Public Offerings

In April 2018, the Company filed a short form base shelf prospectus that qualified for the distribution of up to CAN$150 million of common shares, debt securities, warrants or units of the Company comprising any combination of common shares and warrants (the "Securities") over a 25 month period.  The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws.  The distribution of Securities could be effected from time to time in one or more transactions at a fixed price or prices, which could be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are "At-The-Market" ("ATM") distributions.

On June 13, 2018, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co., HSBC and TD Securities (together, the "Agents").  Under the terms of this ATM facility, the Company could, from time to time, sell common stock having an aggregate offering value of up to $35.7 million on the New York Stock Exchange.  The Company determined, at its sole discretion, the timing and number of shares to be sold under the ATM facility.

From January 1, 2020 to April 21, 2020, the Company issued 2,164,119 common shares under this ATM facility at an average price of $1.56 per share for gross proceeds of $3,367, less commission of $76 and recognized $147 of transaction costs related to this ATM financing as share issuance costs, which have been presented net of share capital

In April 2020 the Company filed a short form base shelf prospectus that qualifies for the distribution of up to CAN$150 million of common shares, debt securities, warrants or units of the Company comprising any combination of common shares and warrants (the "Securities") over a 25 month period.  The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws.  The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are ATM distributions.

On May 14, 2020, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co., TD Securities, Roth Capital Partners, B. Riley FBR, Inc. and A.G.P./Alliance Global Partners (together, the "Agents").  Under the terms of this ATM facility, the Company may, from time to time, sell common stock having an aggregate offering value of up to $23 million on the New York Stock Exchange.  The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility.

From May 14, 2020 to June 30, 2020, the Company issued 11,083,325 common shares under this ATM facility at an average price of $1.88 per share for gross proceeds of $20,820, less commission of $515 and recognized $315 of transaction costs related to this ATM financing as share issuance costs, which have been presented net of share capital

In total, during the six months ended June 30, 2020, the Company issued 13,247,444 common shares under the combined ATM facilities at an average price of $1.83 per share for gross proceeds of $24,187, less commission of $591and recognized $462 of transaction costs related to the ATM financings as share issuance costs, which have been presented net of share capital

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 10

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars, unless otherwise stated)

(b) Purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company's current stock option plan, approved by the Company's shareholders in fiscal 2009 and re-ratified in 2018, at exercise prices determined by reference to the market value on the date of grant.  The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.0% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company's stock option plan and changes during the year:

Expressed in Canadian dollars	Six Months Ended		Year Ended
	June 30, 2020		December 31, 2019

	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price

Outstanding, beginning of the year	6,923,000	$3.74	5,987,800	$3.96
Granted	2,420,000	$2.13	1,759,000	$3.22
Exercised	(11,000)	$2.42	(170,000)	$2.65
Expired and forfeited	(958,700)	$2.75	(653,800)	$4.58
Outstanding, end of the period	8,373,300	$3.39	6,923,000	$3.74

Options exercisable at the end of the period	5,798,100	$3.83	5,614,300	$3.84

During the six months ended June 30, 2020, the weighted-average share price at the date of exercise was $2.91 (Year ended December 31, 2019 - $3.24)

The following table summarizes the information about stock options outstanding at June 30, 2020:

Expressed in Canadian dollars
	Options Outstanding			Options exercisable

	Number Outstanding	Weighted Average Remaining	Weighted Average	Number Exercisable	Weighted Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	June 30, 2020	(Number of Years)	Price	June 30, 2020	Price

$1.00 - $1.99	40,000	4.8	$1.76	8,000	$1.76
$2.00 - $2.99	2,400,000	4.7	$2.15	486,000	$2.16
$3.00 - $3.99	2,816,300	3.3	$3.47	2,187,100	$3.54
$4.00 - $4.99	3,117,000	1.3	$4.31	3,117,000	$4.31
	8,373,300	3.0	$3.39	5,798,100	$3.83

During the three and six months ended June 30, 2020, the Company recognized share-based compensation expense of $485 and $1,073 respectively (June 30, 2019 - $575 and 1,379 respectively) based on the fair value of the vested portion of options granted in the current and prior years.

The weighted-average fair values of stock options granted and the assumptions used to calculate the related compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Six months ended June 30, 2020	Year ended December 31, 2019
Weighted-average fair value of option in CAN$	$0.98	$1.57
Risk-free interest rate	1.10%	1.75%
Expected dividend yield	0%	0%
Expected stock price volatility	61%	64%
Expected option life in years	3.82	3.83

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 11

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars, unless otherwise stated)

(c) Performance Share Units Plan

The Company has a Performance Share Unit ("PSU") plan whereby performance share units may be granted to employees of the Company. Once performance conditions have been met, a PSU is redeemable into one common share entitling the holder to receive the common share for no additional consideration. The maximum number of common shares authorized for issuance from treasury under the PSU plan is 2,000,000.

	Six Months Ended	Year Ended
	June 30, 2020	December 31, 2019
	Number of units	Number of units

Outstanding, beginning of year	1,219,000	616,000
Granted	882,000	603,000
Cancelled	(296,000)	-
Outstanding, end of period	1,805,000	1,219,000

There were 882,000 PSUs granted during the six months ended June 30, 2020 (June 30, 2019 - 603,000).  The PSUs vest at the end of a three-year period if certain pre-determined performance and vesting criteria are achieved. Performance criteria is based on the Company's share price performance relative to a representative group of other mining companies. 388,000 PSUs vest on May 3, 2021, 535,000 PSUs vest on March 3, 2022 and 882,000 PSUs vest on March 1, 2023.

During the three and six months ended June 30, 2020, the Company recognized share-based compensation expense of $363 and $520 respectively related to the PSUs (June 30, 2019 -$276 and $471 respectively).

(d) Deferred Share Units

The Company has a Deferred Share Unit ("DSU") plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or share purchase options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director's retirement.

Expressed in Canadian dollars	Six Months Ended		Year Ended
	June 30, 2020		December 31, 2019
	Number of units	Weighted Average Grant Price	Number of units	Weighted Average Grant Price

Outstanding, beginning of year	889,385	$3.36	652,276	$3.48
Granted	374,193	$2.15	237,109	$3.02
Outstanding, end of period	1,263,578	$3.00	889,385	$3.36

Fair value at period end	1,263,578	$3.08	889,385	$3.13

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 12

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars, unless otherwise stated)

During the three and six months ended June 30, 2020, the Company recognized an expense on director's compensation related to DSUs, which is included in general and administrative salaries, wages and benefits, of $1,188 and $714 respectively (June 30, 2019 - recovery $173 and expense $338 respectively) based on the fair value of new grants and the change in the fair value of the DSUs granted in the current and prior years.  As of June 30, 2020, there are 1,263,578 deferred share units outstanding (December 31, 2019 - 889,385) with a fair market value of $2,853 (December 31, 2019 - $2,138) recognized in accounts payable and accrued liabilities.

11. REVENUE

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019

Silver Sales (1)	$10,817	$16,519	$21,016	$33,093
Gold Sales (1)	9,712	12,863	21,885	25,432
Less: smelting and refining costs	(328)	(1,088)	(773)	(2,211)
Revenue	$20,201	$28,294	$42,128	$56,314

(1) Changes in fair value from provisional pricing in the period are included in silver and gold sales.

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
Revenue by product	2020	2019	2020	2019

Concentrate sales	$6,682	$17,372	$16,728	$36,968
Provisional pricing adjustments	717	222	627	396
Total revenue from concentrate sales	7,399	17,594	17,355	37,364
Dore sales	12,802	10,700	24,773	18,950
Total revenue	$20,201	$28,294	$42,128	$56,314

Provisional pricing adjustments on sales of concentrate consist of provisional and final pricing adjustments made prior to the finalization of the sales contract.  The Company's sales contracts are provisionally priced with provisional pricing periods lasting typically one to three months with provisional pricing adjustments recorded to revenue as market prices vary.

12. EXPLORATION

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2020	2019	2020	2019

Depreciation and depletion	$89	$82	$179	$120
Share-based compensation	114	148	(4)	311
Salaries, wages and benefits	539	981	1,209	1,853
Direct exploration expenditures	923	1,996	2,663	3,256
	$1,665	$3,207	$4,047	$5,540

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 13

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars, unless otherwise stated)

13. GENERAL AND ADMINISTRATIVE

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2020	2019	2020	2019

Depreciation and depletion	$54	$83	$109	$156
Share-based compensation	642	650	1,414	1,431
Salaries, wages and benefits	1,760	473	1,973	1,851
Direct general and administrative	681	803	1,646	1,613
	$3,137	$2,009	$5,142	$5,051

Included in salaries, wages and benefits is an expense of $1,188 and $714 respectively on directors' deferred share units for the three and six months ended June 30, 2020 (June 30, 2019 -recovery of $173 and an expense of $338 respectively).

14. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019

Net changes in non-cash working capital:
Accounts receivable	$(3,393)	$672	$2,972	$111
Inventories	(369)	(104)	(89)	(2,047)
Prepaid expenses	3,070	646	1,302	544
Accounts payable and accrued liabilities	(1,741)	(73)	(3,111)	(2,239)
Income taxes payable	(367)	(317)	(1,252)	(2,249)
	$(2,800)	$824	$(178)	$(5,880)

Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	3	-	9	-
Fair value of capital assets acquired under finance loans	-	-	3,487	-

Other cash disbursements:
Income taxes paid	598	473	1,300	1,682
Special mining duty paid	-	-	-	1,670

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 14

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars, unless otherwise stated)

15. SEGMENT DISCLOSURES

The Company's operating segments are based on internal management reports that are reviewed by the Company's executives (the chief operating decision makers) in assessing performance.  The Company has three operating mining segments located in Mexico, Guanaceví, Bolañitos and El Compas, the El Cubo mine which is on care and maintenance, as well as Exploration and Corporate segments.  The Exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

June 30, 2020
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total

Cash and cash equivalents	$25,115	$371	$4,366	$250	$155	$241	$30,498
Other Investments	183	-	-	-	-	-	183
Accounts receivables	160	1,737	2,855	5,530	3,845	1,647	15,774
Income tax receivable	-	517	1,392	1,514	-	17	3,440
Inventories	-	-	7,081	4,352	2,124	266	13,823
Prepaid expenses	812	111	614	326	17	104	1,984
Non-current deposits	76	-	306	135	-	74	591
Non-current IVA receivable	-	567	1,946	-	-	299	2,812
Deferred income tax asset	-	-	2,352	3,547	-	-	5,899
Intangible assets	6	96	211	160	101	157	731
Right-of-use leased assets	692			155	305		1,152
Mineral property, plant and equipment	348	15,035	35,682	22,527	13,296	3,385	90,273
Total assets	$27,392	$18,434	$56,805	$38,496	$19,843	$6,190	$167,160

Accounts payable and accrued liabilities	$5,856	$1,130	$5,275	$3,127	$829	$432	$16,649
Income taxes payable	10	-	659	26	-	-	695
Loans payable	584	-	3,652	6,782			11,018
Lease obligations	955	-	-	139	-	-	1,094
Provision for reclamation and rehabilitation	-	-	2,201	1,864	128	4,397	8,590
Deferred income tax liability	-	-	-	504	284	-	788
Total liabilities	$7,405	$1,130	$11,787	$12,442	$1,241	$4,829	$38,834

December 31, 2019
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total

Cash and cash equivalents	$13,065	$855	$7,372	$1,700	$353	$23	$23,368
Other Investments	69	-	-	-	-	-	69
Accounts receivables	1,068	2,568	4,574	6,999	4,819	2,922	22,950
Inventories	-	-	7,441	2,426	2,094	1,628	13,589
Prepaid expenses	905	1,029	619	572	25	152	3,302
Non-current deposits	76	-	305	151	-	74	606
Non-current IVA receivable	-	355	824	-	-	869	2,048
Deferred income tax asset	-	-	2,837	4,299	-	-	7,136
Intangible assets	28	160	269	224	137	157	975
Right-of-use leased assets	745			175	417		1,337
Mineral property, plant and equipment	380	13,064	34,006	19,757	17,106	4,020	88,333
Total assets	$16,336	$18,031	$58,247	$36,303	$24,951	$9,845	$163,713

Accounts payable and accrued liabilities	$6,729	$855	$7,079	$2,872	$1,403	$837	$19,775
Income taxes payable	368	-	696	840	-	43	1,947
Loans payable	774	-	2,058	6,043			8,875
Lease obligations	1,050	-	-	188	-	-	1,238
Provision for reclamation and rehabilitation	-	-	2,182	1,848	124	4,249	8,403
Deferred income tax liability	-	-	-	513	169	-	682
Total liabilities	$8,921	$855	$12,015	$12,304	$1,696	$5,129	$40,920

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 15

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2020 and 2019
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total
Three months ended June 30, 2020
Silver sales	$-	$-	$9,532	$1,051	$234	$-	$10,817
Gold sales	-	-	3,270	4,242	2,200	-	$9,712
Less: smelting and refining costs				(243)	(85)		$(328)
Total revenue	$-	$-	$12,802	$5,050	$2,349	$-	$20,201

Salaries, wages and benefits:
mining	$-	$-	$1,388	$611	$153	$-	$2,152
processing	-	-	301	177	107	-	585
administrative	-	-	563	426	106	-	1,095
stock based compensation	-	-	34	29	29	-	92
change in inventory	-	-	369	(191)	(127)	-	51
Total salaries, wages and benefits	-	-	2,655	1,052	268	-	3,975

Direct costs:
mining	-	-	2,724	1,535	398	-	4,657
processing	-	-	1,559	426	208	-	2,193
administrative	-	-	279	352	224	-	855
change in inventory	-	-	727	(489)	(104)	-	134
Total direct production costs	-	-	5,289	1,824	726	-	7,839

Depreciation and depletion:
depreciation and depletion	-	-	1,986	1,418	1,169	-	4,573
change in inventory	-	-	144	(345)	(421)	-	(622)
Total depreciation and depletion	-	-	2,130	1,073	748	-	3,951

Royalties	-	-	724	23	87	-	834
Write down of inventory to NRV	-	-	-	-	486	-	486
Total cost of sales	$-	$-	$10,798	$3,972	$2,315	$-	$17,085

Care and maintenance costs	-	-	886	832	504	689	2,911

Earnings (loss) before taxes	$(2,148)	$(1,665)	$1,118	$246	$(470)	$(689)	$(3,608)

Current income tax expense (recovery)	-	-	123	62	14	(4)	195
Deferred income tax expense (recovery)	-	-	95	(640)	31	-	(514)
Total income tax expense (recovery)	-	-	218	(578)	45	(4)	(319)

Net earnings (loss)	$(2,148)	$(1,665)	$900	$824	$(515)	$(685)	$(3,289)

Costs associated with the suspension of operation activities due to COVID-19 have been recognized as care and maintenance costs.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 16

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2020 and 2019
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

The Exploration segment included $113 of costs incurred in Chile for the three months ended June 30, 2020 (June 30, 2019 - $531).

	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total
Three months ended June 30, 2019
Silver sales	$-	$-	$8,710	$3,157	$198	$4,454	$16,519
Gold sales	-	-	1,990	5,380	1,727	3,766	12,863
Less: smelting and refining costs	-	-	-	(502)	(96)	(490)	(1,088)
Total revenue	$-	$-	$10,700	$8,035	$1,829	$7,730	$28,294

Salaries, wages and benefits:
mining	$-	$-	$2,222	$1,272	$81	$1,249	$4,824
processing	-	-	455	299	186	363	1,303
administrative	-	-	743	554	359	739	2,395
stock based compensation	-	-	8	9	27	9	53
change in inventory	-	-	5	356	(84)	(162)	115
Total salaries, wages and benefits	-	-	3,433	2,490	569	2,198	8,690

Direct costs:
mining	-	-	4,729	2,252	779	2,706	10,466
processing	-	-	1,929	922	590	669	4,110
administrative	-	-	683	338	158	622	1,801
change in inventory	-	-	339	591	(379)	(211)	340
Total direct production costs	-	-	7,680	4,103	1,148	3,786	16,717

Depreciation and depletion:
depreciation and depletion	-	-	3,863	758	1,783	1,692	8,096
change in inventory	-	-	64	191	(1,108)	(94)	(947)
Total depreciation and depletion	-	-	3,927	949	675	1,598	7,149

Royalties	-	-	209	47	40	40	336
Write down of inventory to NRV	-	-	315	-	1,192	-	1,507
Total cost of sales	$-	$-	$15,564	$7,589	$3,624	$7,622	$34,399

Severance costs	-	-	-	-	-	-	-

Earnings (loss) before taxes	$(1,450)	$(3,207)	$(4,864)	$446	$(1,795)	$108	$(10,762)

Current income tax expense (recovery)	-	-	67	6	-	111	184
Deferred income tax expense (recovery)	-	-	(216)	(608)	-	1	(823)
Total income tax expense (recovery)	-	-	(149)	(602)	-	112	(639)

Net earnings (loss)	$(1,450)	$(3,207)	$(4,715)	$1,048	$(1,795)	$(4)	$(10,123)

The prior period direct processing costs and total revenue have been presented to reflect a change to present revenue net of concentrate smelting and refining costs.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 17

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2020 and 2019
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total
Six months ended June 30, 2020
Silver sales	$-	$-	$18,416	$2,053	$547	$-	$21,016
Gold sales	-	-	6,357	10,334	5,194	-	$21,885
Less: smelting and refining costs				(584)	(189)		$(773)
Total revenue	$-	$-	$24,773	$11,803	$5,552	$-	$42,128

Salaries, wages and benefits:
mining	$-	$-	$2,566	$1,613	$280	$-	$4,459
processing	-	-	754	513	376	-	1,643
administrative	-	-	1,093	1,093	362	-	2,548
stock based compensation	-	-	64	60	59	-	183
change in inventory	-	-	(62)	(238)	(151)	-	(451)
Total salaries, wages and benefits	-	-	4,415	3,041	926	-	8,382

Direct costs:
mining	-	-	6,963	3,647	1,443	-	12,053
processing	-	-	3,775	1,229	802	-	5,806
administrative	-	-	1,069	820	527	-	2,416
change in inventory	-	-	187	(535)	396	-	48
Total direct production costs	-	-	11,994	5,161	3,168	-	20,323

Depreciation and depletion:
depreciation and depletion	-	-	3,997	3,623	3,279	-	10,899
change in inventory	-	-	(258)	(478)	(189)	-	(925)
Total depreciation and depletion	-	-	3,739	3,145	3,090	-	9,974

Royalties	-	-	1,402	60	229	-	1,691
Write down of inventory to NRV	-	-	-	-	1,528	-	1,528
Total cost of sales	$-	$-	$21,550	$11,407	$8,941	$-	$41,898

Care and maintenance costs	-	-	886	832	504	2,034	4,256

Earnings (loss) before taxes	$(9,331)	$(4,047)	$2,337	$(436)	$(3,893)	$(2,034)	$(17,404)

Current income tax expense (recovery)	-	-	281	147	33	-	461
Deferred income tax expense (recovery)	-	-	483	752	115	-	1,350
Total income tax expense (recovery)	-	-	764	899	148	-	1,811

Net earnings (loss)	$(9,331)	$(4,047)	$1,573	$(1,335)	$(4,041)	$(2,034)	$(19,215)

Costs associated with the suspension of operation activities due to COVID-19 have been recognized as care and maintenance costs.

The Exploration segment included $451 of costs incurred in Chile for the six months ended June 30, 2020 (June 30, 2019 - $686).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 18

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2020 and 2019
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total
Six months ended June 30, 2019
Silver sales	$-	$-	$15,566	$6,160	$198	$11,169	$33,093
Gold sales	-	-	3,384	10,955	1,727	9,366	25,432
Less: smelting and refining costs	-	-	-	(959)	(96)	(1,156)	(2,211)
Total revenue	$-	$-	$18,950	$16,156	$1,829	$19,379	$56,314

Salaries, wages and benefits:
mining	$-	$-	$3,753	$2,370	$92	$3,115	$9,330
processing	-	-	820	575	190	733	2,318
administrative	-	-	1,453	1,016	383	1,583	4,435
stock based compensation	-	-	27	27	27	27	108
change in inventory	-	-	(70)	368	(123)	(36)	139
Total salaries, wages and benefits	-	-	5,983	4,356	569	5,422	16,330

Direct costs:
mining	-	-	9,615	4,742	962	5,702	21,021
processing	-	-	3,529	1,915	574	1,530	7,548
administrative	-	-	1,236	641	175	1,194	3,246
change in inventory	-	-	182	775	(563)	(6)	388
Total direct production costs	-	-	14,562	8,073	1,148	8,420	32,203

Depreciation and depletion:
depreciation and depletion	-	-	7,928	1,839	1,968	3,740	15,475
change in inventory	-	-	61	(23)	(1,293)	45	(1,210)
Total depreciation and depletion	-	-	7,989	1,816	675	3,785	14,265

Royalties	-	-	429	87	40	97	653
Write down of inventory to NRV	-	-	2,429	-	2,290	-	4,719
Total cost of sales	$-	$-	$31,392	$14,332	$4,722	$17,724	$68,170

Severance costs	-	-	-	-	-	1,100	1,100

Earnings (loss) before taxes	$(5,196)	$(5,540)	$(12,442)	$1,824	$(2,893)	$555	$(23,692)

Current income tax expense (recovery)	-	-	226	344	-	312	882
Deferred income tax expense (recovery)	-	-	(452)	(1,251)	-	530	(1,173)
Total income tax expense (recovery)	-	-	(226)	(907)	-	842	(291)

Net earnings (loss)	$(5,196)	$(5,540)	$(12,216)	$2,731	$(2,893)	$(287)	$(23,401)

The prior period direct processing costs and total revenue have been presented to reflect a change to present revenue net of concentrate smelting and refining costs.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 19

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2020 and 2019
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

16. INCOME TAXES

Tax Assessments

Minera Santa Cruz y Garibaldi SA de CV ("MSCG"), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG's 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($5,300) tax assessment based on the June 2015 ruling.  The 2016 tax assessment comprised of MXN 41.8 million owed ($1,800) in taxes, MXN 17.7 million ($800) in inflationary charges, MXN 40.4 million ($1,700) in interest and MXN 23.0 million ($1,000) in penalties.  The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return and failure to provide appropriate support for loans made to MSCG from affiliated companies. The MXN 122.9 million assessment includes interest and penalties. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis certain items rejected by the courts were included in the new tax assessment, while a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 7.6 million ($300) and inflationary charges of MXN 11.5 million ($500) has accumulated.

Included in the Company's consolidated financial statements, are net assets of $595, including $42 in cash, held by MSCG. Following the Tax Court's rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of June 30, 2020 and December 31, 2019, the Company's income tax payable includes an allowance for transferring the shares and assets of MSCG amounting to $595.  The Company is currently assessing MSCG's settlement options based on on-going court proceedings and discussion with the tax authorities.

Compania Minera Del Cubo SA de CV ("Cubo"), a subsidiary of the Company, received a MXN 58.5 million ($2,500) assessment in 2019 by Mexican fiscal authorities for alleged failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied eligibility of deductions of certain suppliers.  The tax assessment consists of MXN 24.1 million ($1,000) for taxes, MXN 21.0 million ($900) for penalties, MXN 10.4 million ($400) for interest and MXN 3.0 million ($100) for inflation.

Due to the denial of certain suppliers for income tax purposes, the invoices are deemed ineligible for refunds of IVA paid on the invoices. The assessment includes MXN 14.7 million ($600) for re-payment of IVA (value added taxes) refunded on these supplier payments.  In the Company's judgement the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

The Company has filed an administrative appeal related to the 2016 Cubo Tax assessment. Cubo has provided a lien on certain El Cubo mining concessions during the appeal process. Since issuance of the assessment interest charges of MXN 4.9 million ($200) and inflationary charges of MXN 0.9 million ($100) has accumulated.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 20

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2020 and 2019
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

17. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

(a) Financial assets and liabilities

As at June 30, 2020, the carrying and fair values of the Company's financial instruments by category are as follows:

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value
	$	$	$	$

Financial assets:
Cash and cash equivalents	-	30,498	30,498	30,498
Other Investments	183	-	183	183
Trade receivables	6,144	-	6,144	6,144
Other receivables	-	320	320	320
Total financial assets	6,327	30,818	37,145	37,145

Financial liabilities:
Accounts payable and accrued liabilities	2,853	13,796	16,649	16,649
Loans payable	-	11,018	11,018	11,018
Total financial liabilities	2,853	24,814	27,667	27,667

Fair value measurements

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Level 1:

Other investments, which are comprised of Marketable securities, are determined based on a market approach reflecting the closing price of each particular security at the reporting date.  The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security.  As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Deferred share units are determined based on a market approach reflecting the Company's closing share price.

Level 2:

The Company determines the fair value of the embedded derivatives related to its trade receivables based on the quoted closing price obtained from the silver and gold metal exchanges.

The Company determines the fair value of the Share Appreciation Rights liability using an option-pricing model.

Level 3:

The Company has no assets or liabilities included in Level 3 of the fair value hierarchy

There were no transfers between levels 1, 2 and 3 during the period ended June 30, 2020.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 21

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2020 and 2019
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Assets and liabilities as at June 30, 2020 measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
	$	$	$	$

Financial assets:
Investments	183	183	-	-
Trade receivables	6,144	-	6,144	-
Total financial assets	6,327	183	6,144	-

Financial liabilities:
Deferred share units	2,853	2,853	-	-
Total financial liabilities	2,853	2,853	-	-

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 22

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2020 and 2019
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #1130, 609 Granville Street
Vancouver, BC, Canada V7Y 1G5
Telephone: (604) 685-9775
1-877-685-9775
Facsimile: (604) 685-9744
Website: www.edrsilver.com

DIRECTORS	Geoff Handley
Margaret Beck
Ricardo Campoy
Bradford Cooke
Rex McLennan
Kenneth Pickering
Mario Szotlender

OFFICERS	Bradford Cooke - Chief Executive Officer
Godfrey Walton - President and Chief Operating Officer
Dan Dickson - Chief Financial Officer
Nicholas Shakesby – Vice President, Operations
Luis Castro - Vice-President, Exploration
Dale Mah - Vice-President, Corporate Development
Christine West – Vice-President, Controller
Bernard Poznanski - Corporate Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 23